UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CLICK COMMERCE, INC.

(Name of Subject Company (Issuer))

Click Commerce, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

Common Stock: 18681D208
(CUSIP Number of Class of Securities)

Michael W. Ferro, Jr.
President and Chief Executive Officer
Click Commerce, Inc.
233 North Michigan
22nd Floor
Chicago, Illinois 60601
(312) 482-9006

With a Copy to:
Mark A. Harris, Esq.
McDermott Will & Emery LLP
227 W. Monroe Street
Chicago, IL 60606
(312) 372-2000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice
and Communications on Behalf of the Person(s) Filing Statement)

☒             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 5, 2006, Click Commerce, Inc. (the “Company”) and Illinois Tool Works Inc. (“ITW”) issued a joint press release announcing that the Company and ITW entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which ITW will acquire the Company through an all-cash tender offer and merger. A copy of the press release is included as Exhibit (a)(1) hereto. On September 5, 2006,  the Company filed a Current Report on Form 8-K in connection with the transactions contemplated under the Merger Agreement, which Form 8-K is incorporated herein by reference.

Following commencement of the tender offer, the Company intends to file a solicitation / recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”). The Company’s stockholders should read the Schedule 14D-9 when it becomes available as it will contain important information regarding the transaction. Investors will be able to obtain, without charge, a copy of the Schedule 14D-9 and other filed documents relating to this transaction from the Company and through the website of the Securities and Exchange Commission at www.sec.gov.

Item 9.    Exhibits

Exhibit No.	Description
(a)(1)	Press Release, dated September 5, 2006 (Incorporated by reference to Current Report on Form 8-K filed by the Company on September 5, 2006.)

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Press Release, dated September 5, 2006 (Incorporated by reference to Current Report on Form 8-K filed by the Company on September 5, 2006.)